SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                  Polaris Industries Partners L.P.
   ____________________________________________________________
                        (Name of Issuer)

        Units of Beneficial Assignment of Class A Limited
                  Partnership Interests ("BACs")
   ____________________________________________________________
                 (Title of Class and Securities)

                            731069 10 0
   ____________________________________________________________
             (CUSIP Number of Class of Securities)

        Andris A. Baltins, Kaplan, Strangis and Kaplan, P.A.,
          5500 Norwest Center, 90 South Seventh Street,
           Minneapolis, Minnesota 55402 (612) 375-1138
   _____________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          December 22, 1994
   ____________________________________________________________
                 (Date of Event which Requires
                   Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )

   Check the following box if a fee is being paid with this
   Statement:                               ( )



                          SCHEDULE 13D

   CUSIP No. 731069 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    W. Hall Wendel, Jr.  (###-##-####)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        00
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                              (7)  SOLE VOTING POWER
    NUMBER OF                        0
     SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                         0
      EACH                  ___________________________________
    REPORTING                  (9)  SOLE DISPOSITIVE POWER
     PERSON                          0
      WITH                  ___________________________________
                              (10) SHARED DISPOSITIVE POWER
                                     0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
   SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.00%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
     IN
   _________________________________________________________________


   SCHEDULE 13-D

   filed by

   W. Hall Wendel, Jr.

   This Amendment No. 3 amends and supplements the Statement on Schedule 13-D dated March 23, 1990, as heretofore amended (the "Schedule 13D"), filed by
   W. Hall Wendel, Jr. concerning Units of Beneficial Assignment of Class A Limited Partnership Interests ("BACs") issued by Polaris Industries Partners L.P. (the "Issuer"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

   Item 2.     Identity and Background.

   Item 2 is hereby amended and restated in its entirety:

   W. Hall Wendel, Jr.
   1225 Highway 169 North
   Minneapolis, MN  55441

   Chief Executive Officer of Polaris Industries Inc., a Minnesota corporation, which directly and indirectly owns all of the outstanding interests in the Issuer.

   During the last five years, the reporting person has not been convicted of any criminal proceeding (excluding traffic violations or smaller misdemeanors).

   During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   United States Citizen

   Item 5.     Interest in Securities of the Issuer.

   Item 5 is hereby amended by adding the following:

   (a)-(b), (e) On December 22, 1994, the Issuer consummated the Conversion. Pursuant to the terms of the Conversion Agreement, the reporting person disposed of all of the BACs owned by him. In the Conversion, the reporting person received shares of common stock of Polaris Industries Inc., a Minnesota corporation, in exchange for such BACs. As a result of the Conversion, the reporting person's ownership of Polaris Industries Inc. common stock is less than five percent of the total outstanding shares of common stock of Polaris Industries Inc.



                           SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

   Date:  December 27, 1994

                                   /s/ W. Hall Wendel, Jr.
                                   W. Hall Wendel, Jr.